UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHEMTURA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

163893209

(CUSIP Number of Class of Securities)

Billie S. Flaherty

Executive Vice President, General Counsel and Secretary

Chemtura Corporation

199 Benson Road

Middlebury, CT 06749

(203) 573-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On October 31, 2014, Chemtura Corporation, a Delaware corporation (“Chemtura”), issued a press release stating that it is commencing a modified “Dutch auction” tender offer to repurchase shares of its common stock for an aggregate purchase price of up to $300.0 million. A copy of the press release is included as Exhibit 99.1 to this Schedule TO.

On October 31, 2014, Chemtura issued a press release stating that in light of its recently announced tender offer it will not participate in investor conferences while the tender is underway and that its previously scheduled Investor Day on December 4, 2014 will be postponed until February 5, 2015. A copy of the press release is included as Exhibit 99.2 to this Schedule TO.

The press releases are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any shares of Chemtura’s common stock. The offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read Chemtura’s commencement tender offer statement on Schedule TO to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer, by telephone at: (866) 203-9357 (toll-free), or in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310.

Item 12. Exhibits.

Exhibit Number	Description

99.1	Press release issued by Chemtura Corporation on October 31, 2014

99.2	Press release issued by Chemtura Corporation on October 31, 2014